Exhibit 21.1Subsidiaries of the Registrant

Registrant: American National Bankshares Inc.
Incorporated under the laws of the Commonwealth of Virginia

Subsidiary of American National Bankshares Inc.:
American National Bank and Trust Company
Chartered under the laws of the United States